Exhibit 99.1

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: May 15, 2026

Susan Lieberman Dell Separate Property Trust

By:	Hexagon Trust Company
Its:	Trustee

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	President

Susan Lieberman Dell

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Attorney-in-Fact

Hexagon Trust Company

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	President

Marc R. Lisker

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker